UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2014

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2013

February 3, 2014

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL: http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
Quarterly securities report issuing date: February 14, 2014		Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2013

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2013	3,812,880	10.9	1,259,669	34.5	785,422	47.5
December 31, 2012	3,438,004	(9.3)	936,459	(24.0)	532,456	(34.7)

(*)	Comprehensive income December 31, 2013: 1,223,293 million yen, 46.6%; December 31, 2012: 834,274 million yen, 0.9%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Nine months ended	yen	yen
December 31, 2013	54.84	54.66
December 31, 2012	37.00	36.94

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)
As of	million yen	million yen	%
December 31, 2013	258,441,754	14,609,334	4.9
March 31, 2013	234,498,701	13,519,655	5.0

(Reference) Shareholders’ equity as of       December 31, 2013: 12,620,564 million yen;      March 31, 2013: 11,736,617 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2013	—	6.00	—	7.00	13.00
ending March 31, 2014	—	7.00	—	——	——
ending March 31, 2014 (Forecast)	——	——	——	7.00	14.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Target for the Fiscal Year ending March 31, 2014 (Consolidated)

MUFG has the target of 910.0 billion yen of consolidated net income for the fiscal year ending March 31, 2014. (There is no change to our earnings target released on November 14, 2013.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2013	14,163,760,420 shares
	March 31, 2013	14,158,585,720 shares
(B) Treasury stocks:	December 31, 2013	2,537,837 shares
	March 31, 2013	3,411,544 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2013	14,159,051,590 shares
	Nine months ended December 31, 2012	14,147,926,844 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2013	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2014	—	57.50	—	——	——
Fiscal year ending March 31, 2014 (Forecast)	——	——	——	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2013	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2014	—	2.65	—	——	——
Fiscal year ending March 31, 2014 (Forecast)	——	——	——	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Nine Months Ended December 31, 2013”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of December 31, 2013
Assets:
Cash and due from banks	11,457,999	23,718,363
Call loans and bills bought	580,906	694,858
Receivables under resale agreements	5,635,326	5,984,902
Receivables under securities borrowing transactions	2,589,171	5,802,011
Monetary claims bought	3,365,787	3,849,282
Trading assets	20,570,422	17,361,918
Money held in trust	501,934	689,905
Securities	79,526,850	78,289,098
Loans and bills discounted	91,299,557	100,121,342
Foreign exchanges	1,499,694	1,882,991
Other assets	8,097,431	9,389,960
Tangible fixed assets	1,404,687	1,514,168
Intangible fixed assets	1,091,392	1,470,196
Deferred tax assets	95,814	148,198
Customers’ liabilities for acceptances and guarantees	7,869,182	8,467,562
Allowance for credit losses	(1,087,457)	(943,008)

Total assets	234,498,701	258,441,754

Liabilities:
Deposits	131,697,096	142,904,621
Negotiable certificates of deposit	14,855,049	15,484,101
Call money and bills sold	3,980,493	4,037,541
Payables under repurchase agreements	15,886,923	25,682,168
Payables under securities lending transactions	4,027,390	4,047,806
Commercial papers	1,048,856	1,521,982
Trading liabilities	15,379,226	13,328,971
Borrowed money	10,758,136	10,783,707
Foreign exchanges	859,469	1,396,542
Short-term bonds payable	462,161	441,206
Bonds payable	6,114,578	6,842,758
Due to trust accounts	1,503,215	1,664,077
Other liabilities	5,742,901	6,503,335
Reserve for bonuses	62,707	38,856
Reserve for bonuses to directors	891	509
Reserve for retirement benefits	84,911	64,164
Reserve for retirement benefits to directors	1,438	1,119
Reserve for loyalty award credits	7,798	14,816
Reserve for contingent losses	296,471	223,233
Reserves under special laws	1,969	2,643
Deferred tax liabilities	180,485	225,204
Deferred tax liabilities for land revaluation	157,688	155,486
Acceptances and guarantees	7,869,182	8,467,562

Total liabilities	220,979,045	243,832,419

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of December 31, 2013
Net assets:
Capital stock	2,139,378	2,140,421
Capital surplus	2,172,930	2,174,314
Retained earnings	6,267,976	6,833,977
Treasury stock	(1,929)	(1,688)

Total shareholders’ equity	10,578,356	11,147,025

Net unrealized gains (losses) on other securities	1,207,963	1,270,915
Net deferred gains (losses) on hedging instruments	45,146	(28,480)
Land revaluation excess	159,952	157,841
Foreign currency translation adjustments	(195,421)	135,236
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(59,379)	(61,973)

Total accumulated other comprehensive income	1,158,261	1,473,538

Subscription rights to shares	8,884	8,636
Minority interests	1,774,153	1,980,133

Total net assets	13,519,655	14,609,334

Total liabilities and net assets	234,498,701	258,441,754

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2012	For the nine months ended December 31, 2013
Ordinary income	3,438,004	3,812,880
Interest income	1,687,902	1,748,169
Interest on loans and bills discounted	1,130,737	1,180,721
Interest and dividends on securities	429,431	425,687
Trust fees	67,773	78,464
Fees and commissions	842,476	981,726
Trading income	200,835	252,236
Other business income	498,528	385,244
Other ordinary income	140,487	367,038
Ordinary expenses	2,501,545	2,553,211
Interest expenses	378,177	354,323
Interest on deposits	134,629	143,779
Fees and commissions	126,014	138,772
Trading expenses	—	1,665
Other business expenses	115,301	176,951
General and administrative expenses	1,580,156	1,712,771
Other ordinary expenses	301,895	168,726

Ordinary profits	936,459	1,259,669

Extraordinary gains	6,654	8,464
Gains on disposition of fixed assets	4,798	8,464
Reversal of reserve for contingent liabilities from financial instruments transactions	66	—
Transfer gains on divestiture of businesses	1,450	—
Others	339	—
Extraordinary losses	33,833	36,032
Losses on disposition of fixed assets	6,475	5,476
Losses on impairment of fixed assets	4,021	3,173
Provision for reserve for contingent liabilities from financial instruments transactions	—	673
Settlement package	—	24,537
Losses on sales of equity securities of subsidiaries	—	2,170
Losses on change in equity	23,285	—
Others	51	—

Income before income taxes and others	909,280	1,232,100

Income taxes—current	116,007	275,476
Income taxes—deferred	166,968	52,224

Total taxes	282,976	327,700

Income before minority interests	626,304	904,400

Minority interests	93,847	118,977

Net income	532,456	785,422

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2012	For the nine months ended December 31, 2013
Income before minority interests	626,304	904,400
Other comprehensive income
Net unrealized gains (losses) on other securities	178,376	69,812
Net deferred gains (losses) on hedging instruments	(5,998)	(74,548)
Land revaluation excess	(87)	(141)
Foreign currency translation adjustments	28,062	234,210
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	4,205	(3,031)
Share of other comprehensive income of associates accounted for using equity method	3,412	92,590

Total other comprehensive income	207,970	318,892

Comprehensive income	834,274	1,223,293

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	740,930	1,102,669
Comprehensive income attributable to minority interests	93,344	120,623

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

Not applicable

(4) Notes for Material Changes in Shareholders’ Equity

Not applicable

6

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2013

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	10

(Reference)

Exposure to “Securitized Products and Related Investments”		——	11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2013 (A)	December 31, 2012 (B)
Gross profits	2,774.2	2,678.1	96.0
Gross profits before credit costs for trust accounts	2,774.6	2,678.1	96.5
Net interest income	1,393.9	1,309.8	84.1
Trust fees	78.4	67.7	10.6
Credit costs for trust accounts (1)	(0.4)	(0.0)	(0.4)
Net fees and commissions	842.9	716.4	126.4
Net trading profits	250.5	200.8	49.7
Net other business profits	208.2	383.2	(174.9)
Net gains (losses) on debt securities	124.7	344.3	(219.6)
General and administrative expenses	1,686.0	1,523.9	162.0
Amortization of goodwill	26.0	22.0	3.9
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,114.7	1,176.2	(61.5)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,088.6	1,154.1	(65.4)
Provision for general allowance for credit losses (2)	—	3.0	(3.0)
Net business profits*	1,088.2	1,157.1	(68.9)
Net non-recurring gains (losses)	171.4	(220.7)	392.1
Credit costs (3)	(100.1)	(144.2)	44.0
Losses on loan write-offs	(92.5)	(94.8)	2.3
Provision for specific allowance for credit losses	—	(48.7)	48.7
Other credit costs	(7.6)	(0.6)	(6.9)
Reversal of allowance for credit losses (4)	91.7	—	91.7
Reversal of reserve for contingent losses included in credit costs (5)	2.6	0.6	2.0
Gains on loans written-off (6)	47.0	37.0	10.0
Net gains (losses) on equity securities	62.7	(90.9)	153.6
Gains on sales of equity securities	82.7	31.4	51.2
Losses on sales of equity securities	(9.6)	(12.1)	2.5
Losses on write-down of equity securities	(10.3)	(110.2)	99.8
Profits (losses) from investments in affiliates	86.5	20.2	66.2
Other non-recurring gains (losses)	(19.0)	(43.4)	24.4

Ordinary profits	1,259.6	936.4	323.2

Net extraordinary gains (losses)	(27.5)	(27.1)	(0.3)
Settlement package	(24.5)	—	(24.5)
Losses on change in equity	—	(23.2)	23.2
Income before income taxes and others	1,232.1	909.2	322.8
Income taxes-current	275.4	116.0	159.4
Income taxes-deferred	52.2	166.9	(114.7)
Total taxes	327.7	282.9	44.7
Income before minority interests	904.4	626.3	278.0
Minority interests	118.9	93.8	25.1

Net income	785.4	532.4	252.9

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	40.7	(103.5)	144.3

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2013 (A)	December 31, 2012 (B)
Gross profits	1,699.1	1,811.5	(112.3)
Gross profits before credit costs for trust accounts	1,699.6	1,811.5	(111.9)
Net interest income	981.3	960.7	20.6
Trust fees	57.6	50.5	7.0
Credit costs for trust accounts (1)	(0.4)	(0.0)	(0.4)
Net fees and commissions	407.2	347.4	59.7
Net trading profits	65.4	94.2	(28.8)
Net other business profits	187.5	358.5	(170.9)
Net gains (losses) on debt securities	114.0	332.0	(217.9)
General and administrative expenses	962.0	920.0	41.9
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	737.5	891.5	(153.9)
Provision for general allowance for credit losses (2)	—	7.1	(7.1)
Net business profits	737.0	898.6	(161.5)
Net non-recurring gains (losses)	86.6	(225.5)	312.2
Credit costs (3)	(47.6)	(79.5)	31.8
Losses on loan write-offs	(40.2)	(35.2)	(4.9)
Provision for specific allowance for credit losses	—	(43.5)	43.5
Other credit costs	(7.4)	(0.6)	(6.7)
Reversal of allowance for credit losses (4)	83.0	—	83.0
Reversal of reserve for contingent losses included in credit costs (5)	4.9	0.3	4.5
Gains on loans written-off (6)	25.9	17.6	8.2
Net gains (losses) on equity securities	37.4	(112.3)	149.7
Gains on sales of equity securities	70.9	24.8	46.1
Losses on sales of equity securities	(7.5)	(11.0)	3.5
Losses on write-down of equity securities	(25.9)	(126.0)	100.0
Other non-recurring gains (losses)	(17.0)	(51.7)	34.6

Ordinary profits	823.7	673.0	150.6

Net extraordinary gains (losses)	(22.3)	(0.6)	(21.7)
Net gains (losses) on disposition of fixed assets	0.2	(3.9)	4.1
Losses on impairment of fixed assets	(2.1)	(2.4)	0.3
Settlement package	(24.5)	—	(24.5)
Gains on liquidation of subsidiaries	—	5.7	(5.7)
Income before income taxes	801.3	672.4	128.9
Income taxes-current	229.9	74.9	155.0
Income taxes-deferred	51.7	164.2	(112.4)
Total taxes	281.7	239.1	42.5

Net income	519.6	433.3	86.3

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	65.8	(54.3)	120.1

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2013 (A)	December 31, 2012 (B)
Gross profits	1,444.7	1,552.5	(107.7)
Net interest income	862.4	853.4	9.0
Net fees and commissions	341.4	287.5	53.8
Net trading profits	64.7	86.7	(21.9)
Net other business profits	176.0	324.8	(148.7)
Net gains (losses) on debt securities	108.3	294.1	(185.7)
General and administrative expenses	827.4	783.6	43.8
Amortization of goodwill	0.2	0.1	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	617.5	769.0	(151.5)
Net business profits before provision for general allowance for credit losses	617.3	768.9	(151.5)
Provision for general allowance for credit losses (1)	—	2.4	(2.4)
Net business profits	617.3	771.3	(153.9)
Net non-recurring gains (losses)	68.9	(193.0)	262.0
Credit costs (2)	(46.6)	(69.2)	22.5
Losses on loan write-offs	(39.2)	(33.0)	(6.1)
Provision for specific allowance for credit losses	—	(35.4)	35.4
Other credit costs	(7.4)	(0.7)	(6.6)
Reversal of allowance for credit losses (3)	64.8	—	64.8
Reversal of reserve for contingent losses included in credit costs (4)	3.7	0.1	3.6
Gains on loans written-off (5)	25.5	16.7	8.7
Net gains (losses) on equity securities	34.6	(106.7)	141.4
Gains on sales of equity securities	64.5	13.8	50.6
Losses on sales of equity securities	(4.3)	(8.3)	3.9
Losses on write-down of equity securities	(25.5)	(112.2)	86.7
Other non-recurring gains (losses)	(13.2)	(33.9)	20.7

Ordinary profits	686.3	578.2	108.0

Net extraordinary gains (losses)	(21.5)	(0.0)	(21.5)
Net gains (losses) on disposition of fixed assets	0.6	(3.8)	4.4
Losses on impairment of fixed assets	(1.7)	(2.0)	0.2
Settlement package	(24.5)	—	(24.5)
Gains on liquidation of subsidiaries	—	5.7	(5.7)
Income before income taxes	664.7	578.2	86.5
Income taxes-current	203.4	59.0	144.3
Income taxes-deferred	37.2	162.1	(124.9)
Total taxes	240.6	221.2	19.4

Net income	424.0	356.9	67.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	47.4	(49.9)	97.4

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2013 (A)	December 31, 2012 (B)
Gross profits	254.3	259.0	(4.6)
Gross profits before credit costs for trust accounts	254.8	259.0	(4.2)
Trust fees	57.6	50.5	7.0
Credit costs for trust accounts (1)	(0.4)	(0.0)	(0.4)
Net interest income	118.8	107.2	11.5
Net fees and commissions	65.8	59.9	5.8
Net trading profits	0.6	7.5	(6.9)
Net other business profits	11.4	33.7	(22.2)
Net gains (losses) on debt securities	5.6	37.8	(32.1)
General and administrative expenses	134.6	136.4	(1.8)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	120.1	122.5	(2.4)
Provision for general allowance for credit losses (2)	—	4.7	(4.7)
Net business profits	119.7	127.2	(7.5)
Net non-recurring gains (losses)	17.7	(32.4)	50.2
Credit costs (3)	(0.9)	(10.2)	9.3
Losses on loan write-offs	(0.9)	(2.2)	1.2
Provision for specific allowance for credit losses	—	(8.1)	8.1
Other credit costs	0.0	0.0	(0.0)
Reversal of allowance for credit losses (4)	18.2	—	18.2
Reversal of reserve for contingent losses included in credit costs (5)	1.1	0.2	0.8
Gains on loans written-off (6)	0.3	0.9	(0.5)
Net gains (losses) on equity securities	2.8	(5.5)	8.3
Gains on sales of equity securities	6.4	10.9	(4.5)
Losses on sales of equity securities	(3.1)	(2.7)	(0.4)
Losses on write-down of equity securities	(0.4)	(13.7)	13.3
Other non-recurring gains (losses)	(3.8)	(17.8)	13.9

Ordinary profits	137.4	94.8	42.6

Net extraordinary gains (losses)	(0.7)	(0.5)	(0.2)
Net gains (losses) on disposition of fixed assets	(0.4)	(0.0)	(0.3)
Losses on impairment of fixed assets	(0.3)	(0.4)	0.0
Income before income taxes	136.6	94.2	42.3
Income taxes-current	26.5	15.8	10.6
Income taxes-deferred	14.5	2.0	12.4
Total taxes	41.0	17.9	23.1

Net income	95.5	76.3	19.2

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	18.3	(4.4)	22.7

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	126.2	134.3
Doubtful	856.8	1,009.8
Special Attention	509.1	552.6

Non Performing Loans	1,492.2	1,696.8

Total loans	100,158.5	94,261.7

Non Performing Loans / Total loans	1.48%	1.80%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	123.0	131.4
Doubtful	832.6	963.1
Special Attention	490.5	533.1

Non Performing Loans	1,446.3	1,627.6

Total loans	88,166.7	82,623.9

Non Performing Loans / Total loans	1.64%	1.96%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	3.0	2.8
Doubtful	23.4	46.5
Special Attention	17.8	19.0

Non Performing Loans	44.3	68.5

Total loans	11,958.8	11,598.3

Non Performing Loans / Total loans	0.37%	0.59%

MUTB Non-consolidated: Trust Account
	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	0.0	0.0
Doubtful	0.7	0.1
Special Attention	0.8	0.4

Non Performing Loans	1.6	0.6

Total loans	32.9	39.4

Non Performing Loans / Total loans	4.94%	1.65%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2013		As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	2,584.8	42.1	2,180.1	53.6

	(in billions of yen)
	As of December 31, 2013		As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	75,547.0	1,953.2	77,091.8	1,885.1
Domestic equity securities	4,718.7	1,882.7	3,896.5	1,046.0
Domestic bonds	41,473.2	157.6	51,473.0	371.5
Other	29,355.0	(87.0)	21,722.2	467.5
Foreign equity securities	237.4	99.6	209.1	94.6
Foreign bonds	25,563.1	(260.9)	18,381.4	305.2
Other	3,554.4	74.1	3,131.6	67.7

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,691.2	41.0	1,449.3	49.6
Stocks of subsidiaries and affiliates	676.7	(82.3)	77.1	27.0

	(in billions of yen)
	As of December 31, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	58,376.0	1,413.8	60,949.6	1,276.7
Domestic equity securities	3,809.8	1,394.8	3,128.8	701.6
Domestic bonds	35,161.5	118.7	44,334.0	292.9
Other	19,404.6	(99.7)	13,486.8	282.1
Foreign equity securities	217.7	96.7	207.1	92.5
Foreign bonds	16,399.4	(231.1)	10,820.3	116.5
Other	2,787.4	34.7	2,459.3	73.0

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	249.1	1.0	538.1	3.2
Stocks of subsidiaries and affiliates	57.7	145.2	57.7	88.1

	(in billions of yen)
	As of December 31, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	14,238.5	487.2	13,625.7	480.8
Domestic equity securities	940.0	402.8	785.7	242.7
Domestic bonds	6,122.3	29.7	6,908.0	71.8
Other	7,176.2	54.6	5,932.0	166.2
Foreign equity securities	0.5	0.1	0.4	0.1
Foreign bonds	6,704.2	14.8	5,476.1	162.3
Other	471.4	39.5	455.4	3.7

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2013	For the nine months ended December 31, 2012
ROE	9.85	7.51

Note:
ROE is computed as follows:

(Net income × 4/3) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period-Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period-Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2013	For the nine months ended December 31, 2012
Average interest rate on loans and bills discounted	1.08	1.21
Average interest rate on deposits and NCD	0.05	0.07
Interest rate spread	1.02	1.14

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.23	1.34
Interest rate spread	1.17	1.27
6. Loans and Deposits BTMU and MUTB Combined
	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
Deposits (ending balance)	131,020.8	123,934.4
Deposits (average balance)	125,716.6	120,065.7
Loans (ending balance)	90,652.4	85,378.3
Loans (average balance)	88,758.2	83,070.8

	(in billions of yen)
	As of December 31, 2013	As of March 31, 2013
Domestic deposits (ending balance)*	112,740.6	110,995.7
Individuals	69,666.0	67,342.8

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2013	As of December 31, 2013
Assets:
Loans and bills discounted	103.6	102.8
Securities	52,034.3	53,644.9
Beneficiary rights to the trust	34,923.4	42,616.1
Securities held in custody accounts	3,061.0	3,136.5
Monetary claims	12,287.3	11,523.6
Tangible fixed assets	9,436.6	9,660.2
Intangible fixed assets	122.1	121.2
Other claims	3,931.1	4,049.3
Call loans	1,594.6	1,381.9
Due from banking account	1,491.5	1,664.0
Cash and due from banks	1,734.9	2,195.5

Total	120,720.9	130,096.6

Liabilities:
Money trusts	19,503.7	19,164.2
Pension trusts	12,352.9	13,457.6
Property formation benefit trusts	11.8	9.7
Investment trusts	34,238.6	41,928.7
Money entrusted other than money trusts	2,367.3	2,723.1
Securities trusts	4,348.9	4,630.5
Monetary claim trusts	12,457.5	11,607.9
Equipment trusts	28.0	35.8
Land and fixtures trusts	84.5	83.1
Composite trusts	35,327.2	36,455.6

Total	120,720.9	130,096.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of December 2013 is outlined below. (Figures are on a managerial basis and rounded off to the billion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of December 2013 increased to ¥2.92 trillion in total, an increase of ¥0.47 trillion compared with the balance as of the end of March 2013, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥32 billion, worsened by ¥30 billion compared to the end of March 2013.

•	P/L impact for the quarter ended December 31, 2013 was approximately ¥3 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2013	Net unrealized gains (losses)	Change from end of March 2013	Balance	Net unrealized gains (losses)
1	RMBS	26	(12)	4	0	0	0
2	Sub-prime RMBS	0	(2)	0	(1)	0	0
3	CMBS	374	45	(19)	(25)	169	(11)
4	CLOs	2,465	460	(17)	(4)	1,703	(8)
5	Other securitized products (card, etc.)	52	(17)	1	0	18	0
6	CDOs	0	(1)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	0	(1)	0	0

9	Total	2,917	474	(32)	(30)	1,890	(19)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 80% of our investments in securitized products as of the end of December 2013, an increase of 6 percentage points compared with the end of March 2013, mainly due to an increase in highly rated CLOs.

•	AAA and AA-rated products accounted for 98% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	4	1	15	5	0	26
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	178	196	0	0	0	0	374
13	CLOs	2,117	298	37	13	0	0	2,465
14	Other securitized products (card, etc.)	24	23	0	0	1	4	52
15	CDOs	0	0	0	0	0	0	0
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	2,321	520	37	28	6	4	2,917

19	Percentage of total	80%	18%	1%	1%	0%	0%	100%

20	Percentage of total (End of March 2013)	74%	20%	3%	2%	1%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan (LBO loan)]

•	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2013.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2013
1	LBO Loan[3] (Balance on a commitment basis)	16	118	0	173	307	(6)
2	Balance on a booking basis	5	86	0	157	248	(24)

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2013 was ¥4.21 trillion (including ¥1.78 trillion in overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables